[redacted]

09041904

11-00387

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

RECEIVED
JUL 14 2009
Credit & Market Risk

Form G-FIN/A

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. x☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. x☐ Government Securities Broker & Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. x☐ Amendment

4. A. Full name of the financial institution:

   Bank of America, N.A.

   B. Address of principal office of financial institution:

   100 North Tryon Street, Charlotte, NC 28255

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

   214 N. Tryon Street, Charlotte, NC 28255

   D. Mailing address if different from (B) or (C):

   901 W. Trade Street, 4th Floor, NC1-003-04-26, Charlotte, NC 28255

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Christy Berthelsen	SVP/Senior Registration Manager	980-386-9749

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. _x__Yes B. ___ No
(If yes, provide addresses and describe activities.)

600 Peachtree Street, N.E., Atlanta, GA 30308

901 Main Street, Dallas, TX 75202

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 22 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

See Attachment Page #1

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Houghton	James	Thomas	SVP
Guardino	Joseph	Anthony	Managing Director
Mann	John	Roy	SVP

See Attachment Page #2

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A.X☐Yes B. ☐No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

First	Middle	Last	Title
Kevin	G	Finnegan	SVP

Manual Signature: [signature]

Date: July 9, 2009

Bank of America, N.A.
Attachment Page #1

5. (Continued) Does the financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?

333 S. Hope Street, Los Angeles, CA 90071

800 Fifth Avenue, Seattle, WA 98104

800 Market St., St. Louis, MO 63101

600 Montgomery St., San Francisco, CA 94111

One Bryant Park, New York, NY 10036

100 Federal Street, Boston, MA 02110

8300 Greensboro Drive, McLean, VA 22102

100 SE 2nd Street, Miami, FL 33131

233 S. Wacker Drive, Chicago, IL 60606

200 N. College Street, Charlotte, NC 29255

Bank of America, N.A.
Attachment Page #2

6. (Continued) Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Last	First	Middle	Title
Wyatt, III	Robert	Theodore	SVP
*Schuer	Christopher	Charles	Principal
Airing	Bradley	Todd	SVP
*Walsh	Christopher	Greg	Managing Director
Marolich	James	Patrick	SVP
York	Michael	Francis	Principal
Sherman	Vaughn	Leroy	Managing Director
Van Vooren	Daniel	Albert	VP
Fannan	Philip	Michael	SVP
Winston	Dorothea	Welcing	SVP
Mullen	Thomas	Cooper	SVP
Mason, Jr.	Alexander	John	SVP
Stiglich	Sergio	German	Principal

* New names added